

RECEIVED
2005 FEB 22 P 2:5
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004

By Airmail

10th February, 2005.

Attn: Filing Desk - Stop 1-4



SUPPL

Dear Sirs,

EMI Group plc - Ref. No: 82-373

Further to our filing of 8th February 2005, I enclose one copy of the following item that the Company has delivered to the London Stock Exchange:

(a) an announcement dated 10th February 2005 confirming that, as at 9th February 2005, Standard Life Group no longer had a notifiable interest in EMI Group plc Ordinary Shares of 14p each.

Yours faithfully,

C. L. CHRISTIAN
Deputy Secretary

PROCESSED
MAR 2 2005



Enc.

EMI Group plc 27 Wrights Lane London W8 5SW UK Tel +44 (0)20 7795 7000 Fax +44 (0)20 7795 7001
Registered Office: Address as above. Registered in England No. 229231



VIA PR NEWSWIRE DISCLOSE

ER 05/09

Company Announcements Office,
London Stock Exchange.

10th February, 2005.

Dear Sirs,

EMI Group plc - Holding in Company

As required by paragraph 9.11 of the Listing Rules, we advise that the Company has been informed by Citigroup, in a letter dated and received by fax on 10th February 2005, that, as at 9th February 2005, Standard Life Group ceased to have a notifiable interest in EMI Group plc Ordinary Shares of 14p each.

Yours faithfully,

C. L. CHRISTIAN
Deputy Secretary

EMI Group plc 27 Wrights Lane London W8 5SW UK Tel +44 (0)20 7795 7000 Fax +44 (0)20 7795 7001
Registered Office: Address as above. Registered in England No. 229231